Exhibit 77C (Submission of matters to a vote of shareholders) for 6-30-07 Semi-Annual Forms N-SAR

First Trust Value Line(r) 100 Fund (FVL)

A Special Meeting of Shareholders of First Trust Value Line(r) 100 Fund was held on May 17, 2007. At the Special Meeting, Shareholders were asked to vote on the reorganization of First Trust Value Line(r) 100 Fund into First Trust Value Line(r) 100 Exchange-Traded Fund, an exchange-traded fund and a newly created series of First Trust Exchange-Traded Fund. The number of votes cast for the reorganization was 9,283,197, the number of votes cast against the reorganization was 398,211, and the number of abstentions was 7,808,592.